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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13G/A
                                 (RULE 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 5)*


                                 MIGRATEC, INC.
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   598622 10 8
                                 (CUSIP Number)

                                DECEMBER 31, 2002
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 598622 10 8                                                Page 2 of 5

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1.      Name of Reporting Person
        I. R. S. Identification No. of Above Person (entities only)

        Mercury Fund No. 1, Ltd.
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3.       SEC Use Only

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4.       Citizenship or Place of Organization                            Texas

--------------------------------------------------------------------------------

Number of           5.    Sole Voting Power                      14,410,913(1)
Shares
Beneficially        6.    Shared Voting Power                             -0-
Owned by
Each                7.    Sole Dispositive Power                 14,410,913(1)
Reporting
Person With         8.    Shared Dispositive Power                        -0-

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                   14,410,913(1)

--------------------------------------------------------------------------------
10.      Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                            [ ]

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)              9.1%(2)

--------------------------------------------------------------------------------
12.      Type of Reporting Person*                                          PN

--------------------------------------------------------------------------------

(1) Kevin C. Howe ("Howe") exercises voting and disposition power over such shares in his capacity as Manager of Mercury Management, L.L.C. ("Mercury Management"), the general partner of Mercury Ventures, Ltd. ("Mercury Ventures"), which is the general partner of Mercury Fund No. 1, Ltd. ("Mercury").

(2) Assumes a total of 159,057,550 shares of common stock outstanding, as reported in MigraTEC, Inc.'s Form 10-QSB for the three months ended September 30, 2002.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



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CUSIP No. 598622 10 8                                                Page 3 of 5


ITEM 1(a).        NAME OF ISSUER:

                  MigraTEC, Inc., a Delaware corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  11494 Luna Road, Suite 100, Dallas, Texas 75234

ITEM 2(a).        NAME OF PERSON FILING:

                  Mercury Fund No. 1, Ltd.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  2707 Hibernia, Dallas, Texas 75204

ITEM 2(c).        CITIZENSHIP:

                  Mercury Fund No. 1, Ltd.'s place of organization is Texas

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $0.001 par value per share

ITEM 2(e).        CUSIP NUMBER:

                  598622 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned:                                       14,410,913(1)

                  (b)      Percent of class:                                                      9.1%(2)

                  (c)      Number of shares as to which the person has:

                           (i)     Sole power to vote or to direct the vote                 14,410,913(1)

                           (ii)    Shared power to vote or to direct the vote                      -0-

                           (iii)   Sole power to dispose or to direct the disposition of    14,410,913 (1)

                           (iv)    Shared power to dispose or to direct the disposition of         -0-

(1) Howe exercises voting and disposition power over such shares in his capacity as Manager of Mercury Management, the general partner of Mercury Ventures, which is the general partner of Mercury.

(2) Assumes a total of 159,057,550 shares of common stock outstanding, as reported in MigraTEC, Inc.'s Form 10-QSB for the three months ended September 30, 2002.



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CUSIP No. 598622 10 8                                                Page 4 of 5


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not Applicable

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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CUSIP No. 598622 10 8                                                Page 5 of 5


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 3, 2003              MERCURY FUND NO. 1, LTD.

                              By: MERCURY VENTURES, LTD.
                                  General Partner

                                  By: MERCURY MANAGEMENT, L.L.C.
                                      General Partner

                                      By:  /s/ Kevin C. Howe
                                           -----------------------------------
                                           Name:  Kevin C. Howe
                                           Title: Manager